BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Royce Value Trust, Inc.
Royce Global Value Trust, Inc.
Royce & Associates, LLC

Amended and Restated Application for an Order
pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 granting an exemption from Section 12(d)(1)(A) thereof, Section 17(b) of the Investment Company Act of 1940 granting an exemption from Section 17(a) thereof, and pursuant to
Section 17(d) of the Investment Company Act of 1940 and
Rule 17d-1 thereunder approving certain transactions

File No. 812-13880

Please send all communications to:

Frank P. Bruno, Esq.
Sidley Austin LLP
787 Seventh Avenue
New York, New York 10019-6018

Page 1 of 33 sequentially numbered pages (including exhibits)
As filed with the Securities and Exchange Commission on August 16, 2011

BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of:

Amended and Restated Application for an Order pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 granting an exemption from Section 12(d)(1)(A) thereof, pursuant to Section 17(b) of the Investment Company Act of 1940 granting an exemption from Section 17(a) thereof, and pursuant to Section 17(d) of the Investment Company Act of 1940 and Rule 17d-1 thereunder approving certain transactions.

ROYCE VALUE TRUST, INC.
ROYCE GLOBAL VALUE TRUST,
INC.
ROYCE & ASSOCIATES, LLC

745 Fifth Avenue
New York, NY 10151

File No. 812-13880

          Royce Value Trust, Inc. (“Value Trust”), Royce Global Value Trust, Inc. (“Global Trust”) (each a “Fund” and together the “Funds”) and Royce & Associates, LLC (the “Adviser” and together with Value Trust and Global Trust, the “Applicants”) hereby submit this amended and restated application for an order of the Securities and Exchange Commission (the “Commission”), (i) pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting an exemption from Section 12(d)(1)(A) thereof, (ii) pursuant to Section 17(b) of the 1940 Act, granting an exemption from Section 17(a) thereof, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, approving certain transactions, to permit (a) the contribution of a segment of Value Trust’s assets (which is anticipated to consist largely or exclusively of cash, short-term fixed income instruments and unappreciated equities) having a value of approximately $100 million to Global Trust, a Maryland corporation formed on February 14, 2011 and wholly owned by Value Trust, and (b) the subsequent distribution by Value Trust of all of the shares of common stock of Global Trust to Value Trust common stockholders at an anticipated rate of one Global Trust share of

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common stock for every seven (7) shares of common stock held of Value Trust. The contribution of such Value Trust assets to Global Trust and the subsequent distribution of Global Trust shares of common stock to Value Trust common stockholders are together referred to herein as the “Transaction.”

I.	Description of Applicants

          Value Trust commenced operations on November 26, 1986 and is registered under the 1940 Act as a closed-end diversified management investment company. Value Trust’s investment goal is long-term capital growth. The Adviser normally invests at least 65% of Value Trust’s assets in the equity securities of small- and micro-cap companies, generally with stock market capitalizations from $100 million to $2.5 billion, that the Adviser believes are trading significantly below its estimate of their current worth. The Fund may also invest up to 35% of its assets in non-convertible debt. No more than 25% of the Fund’s assets may be invested in the securities of issuers headquartered outside the United States. As of June 30, 2011, Value Trust’s net assets attributable to common stockholders approximated $1.371 billion. As of June 30, 2011, none of the directors (the “Directors”) or officers of Value Trust beneficially owned, individually or in the aggregate, in excess of 1% of Value Trust’s shares of common stock.

          Global Trust was incorporated in Maryland on February 14, 2011 and filed a notification of registration on Form N-8A on March 11, 2011 to register under the 1940 Act as a closed-end diversified management investment company. Global Trust filed a registration statement under the Securities Act of 1933 (the “1933 Act”) on Form N-14 on March 16, 2011 (“Proxy Statement/Prospectus”) and a registration statement on Form N-2 on June 8, 2011.

          The Articles of Incorporation of Global Trust authorize Global Trust to issue 50,000,000 shares of common stock, of the par value of one-tenth of one cent ($0.001) per share. Prior to the effectiveness of the Proxy Statement/Prospectus under the 1933 Act, Value Trust will

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purchase approximately 10,000 shares of Global Trust’s shares of common stock, par value $0.001, in consideration of Value Trust’s contribution to Global Trust of at least $100,000 initial net asset value (the “Seed Capital Shares”), in order to satisfy the requirements of Section 14(a) of the 1940 Act. Value Trust will represent that the Seed Capital Shares will be sold only pursuant to a registration statement under the 1933 Act or an applicable exemption therefrom. It is intended that the Seed Capital Shares will be included in the distribution of Global Trust’s shares of common stock to the common stockholders of Value Trust. All of the eight directors of Value Trust also are directors (“Directors”) of the eight member board of directors of Global Trust. Six of the eight Directors, or 75%, of each governing board (each, a “Board” and together the “Boards”), are Directors who are not “interested persons” as defined by Section 2(a)(19) of the 1940 Act (the “Independent Directors”). All of the principal officers of Value Trust hold the same offices with Global Trust.

          The investment goal of Global Trust is long-term growth of capital. Under normal market circumstances, the Adviser will invest at least 80% of Global Trust’s net assets in the equity securities of companies that it believes are trading significantly below its estimate of their current worth. The Adviser bases this assessment chiefly on balance sheet quality and cash flow levels. Although Global Trust may invest in the equity securities of companies of any market capitalization, the Adviser expects that generally a significant portion of Global Trust’s assets will be invested in the equity securities of micro-cap, small-cap and/or mid-cap companies with market capitalizations up to $10 billion. In contrast to Value Trust, which only invests a maximum of 25% of its assets in the securities of issuers headquartered outside the United States, Global Trust may invest without limitation in securities of foreign issuers and, under normal market circumstances, Global Trust will invest at least 65% of its net assets in equity

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securities of companies located in at least three countries outside of the United States. A company is deemed to be “located” outside the United States if its country of organization, its headquarters and/or the principal trading market of its stock are located outside of the United States. From time to time, a substantial portion of Global Trust’s assets may be invested in companies located in a single country, but in no event will Global Trust be invested in fewer than three different non-U.S. countries. Global Trust may also invest up to 20% of its net assets in U.S. and non-U.S. non-convertible debt. Although there are no geographic limits on Global Trust’s investments, no more than 35% of Global Trust’s net assets may be invested in the securities of companies headquartered in “developing countries,” also known as emerging markets. Generally, developing countries include every country in the world other than the United States, Canada, Japan, Australia, New Zealand, Hong Kong, Singapore, South Korea and Western European countries. In selecting securities for Global Trust, the Adviser will use a bottom-up, value approach. The Adviser will primarily focus on company-specific criteria rather than on political, economic or other country-specific factors. Global Trust does not expect to purchase or sell foreign currencies to hedge against declines in the U.S. dollar or to lock in the value of any foreign securities that it purchases.

          The Adviser, a Delaware limited liability company, is an investment advisory firm whose predecessor was organized in February 1967. The Adviser is a registered investment adviser under the Investment Advisers Act of 1940 and as of December 31, 2010, provided investment advisory services to five management investment companies with 35 portfolios, including three closed-end management investment companies.

II.	The Transaction

          The Board of Value Trust determined that an investment in foreign securities could provide attractive opportunities for capital growth as well as the benefits of non-U.S. geographic

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diversification. The Board determined that the Transaction will provide Value Trust common stockholders with a new closed-end fund that is able to invest a significantly greater percentage of its assets in foreign securities than Value Trust currently can in order to take advantage of these potential opportunities.

          To enable Value Trust’s common stockholders to participate more directly in these opportunities, the Board of Value Trust has approved, subject to the issuance of the exemptive relief sought hereby and subsequent stockholder approval (which includes common stockholders and preferred stockholders voting together), the contribution of a segment of Value Trust’s assets having a value of approximately $100 million to Global Trust, in exchange for shares of common stock of Global Trust. It is anticipated that the contributed assets will consist largely or exclusively of cash, short-term fixed income instruments and unappreciated equities. All the shares of common stock of Global Trust will then be distributed by Value Trust to its common stockholders. Each Value Trust common stockholder would receive one share of Global Trust for the number of whole common shares of Value Trust owned on the distribution record date that will produce a total distribution of approximately $100 million. Based on the net asset valuation of the fund as of June 30, 2011, a contribution of assets with a value of approximately $100 million would result in a distribution of one (1) share of Global Trust for every seven (7) shares of Value Trust common stock.1

          No fractional shares of Global Trust common stock will be issued as part of the distribution. The fractional shares to which holders of Value Trust common stock would otherwise be entitled will be aggregated and an attempt to sell them in the open market will be

[1]

The distribution ratio will be the number of issued and outstanding shares of Value Trust common stock at the time of the Transaction divided by the number of issued and outstanding shares of Global Trust common stock. As of June 30, 2011, there were 66,094,525 shares of Value Trust common stock issued and outstanding, and it is expected that Global Trust will issue 9,442,075 shares of common stock at a share price of $10.59 per share. Thus, the current distribution ratio is 7 to 1.

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made at then prevailing prices on behalf of such holders, and such holders will receive instead a cash payment in the amount of their pro rata share of the total sales proceeds. The shares may be sold by the distribution agent, Computershare Trust Company, N.A., at a discount or a premium to net asset value; therefore, a stockholder may receive less or more than the net asset value for any such fractional shares. Thus, assuming a distribution ratio of one (1) share of Global Trust common stock for every seven (7) shares of Value Trust common stock, a person who holds a number of shares of Value Trust common stock that is not an even multiple of seven (7) will receive the appropriate number of shares of Global Trust common stock and a check for his or her pro rata share of the proceeds from sales of fractional share interests. A holder of fewer than seven (7) shares of Value Trust common stock will receive no shares of Global Trust common stock in the distribution but will be entitled only to his or her pro rata share of the proceeds from sales of fractional share interests.

          Stockholder approval of the Transaction will be sought at a special meeting of Value Trust stockholders anticipated to be held in the Fall of 2011. Stockholders of Value Trust will not vote unless and until the Commission issues an order granting the requested relief. The Proxy Statement/Prospectus seeking stockholder approval of the Transaction is expected to be sent to each stockholder in the early Fall of 2011.

          The investment goals of Global Trust and Value Trust are substantially similar. The investment goal of Global Trust is long-term growth of capital. The investment goal of Value Trust is long-term capital growth. Unlike Value Trust, Global Trust may invest 100% of its net assets in non-U.S. securities, limited only by a non-fundamental policy that no more than 35% of Global Trust’s net assets can be invested in the securities of companies headquartered in developing countries. As a result, Global Trust over time may be expected to experience

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different investment results than Value Trust. As noted above, Global Trust is registered under the 1940 Act as a closed-end diversified management investment company, and the Adviser will serve as investment adviser to Global Trust. The investment advisory fee structures for Value Trust and Global Trust will be different. Under the investment advisory agreement entered into between Global Trust and the Adviser, the Adviser will manage the portfolio of Global Trust. The investment advisory agreement provides that Global Trust will pay the Adviser a fee at an annual rate of 1.25% of Global Trust’s average daily net assets, including the liquidation value of any preferred stock issued and outstanding, which reflects an advisory fee that is 0.25% higher than the base advisory fee rate paid by Value Trust to the Adviser.2 In contrast to Global Trust, Value Trust has a fulcrum fee determined by Fund performance that causes Value Trust’s annual fee to adjust up to 0.50% either above or below the base advisory fee. Also, the Adviser is not entitled to receive any fee for any month when the investment performance of Value Trust for the rolling 36-month period ending with such month is negative. For this reason, the annual advisory fee for Global Trust may be higher or lower than that of Value Trust.3 In addition, Value Trust’s base advisory fee is based on a percentage of the average of the Fund’s month end net assets, and Global Trust’s advisory fee will be based on a percentage of the Fund’s average daily net assets. Application will be made to list Global Trust’s shares of common stock for trading on the New York Stock Exchange.

[2]

The base fee of Value Trust is a monthly fee equal to 1/12 of 1% (1% on an annualized basis) of the average of the Fund’s month-end net assets, including the liquidation value of any preferred stock issued and outstanding, for the rolling 60-month period ending with such month (the “performance period”). The base fee for each month is increased or decreased at the rate of 1/12 of 0.05% for each percentage point that the investment performance of Value Trust exceeds, or is exceeded by, the percentage change in the investment record of the S&P 600 SmallCap Index for the performance period by more than two percentage points. The performance period for each such month is a rolling 60-month period ending with such month. The maximum increase or decrease in the base fee for any month may not exceed 1/12 of 0.5%. The Global Trust investment advisory fee is consistent with that charged by the Adviser for the open-end international and global funds that it advises.

[3]	For the three years ended December 31, 2010, the fee for Global Trust would have been higher than that of Value Trust.

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          The Board of Value Trust determined that the proposed Transaction will benefit the common stockholders of Value Trust, and will not affect any of the rights of holders of shares of preferred stock of Value Trust.

          The Board of Value Trust, including all of its Independent Directors, concluded that the Transaction will result in the following benefits to Value Trust stockholders:

          1.       The common stockholders will receive shares of an investment company with a different risk-return profile from Value Trust, thereby providing common stockholders with the following alternatives: (a) retaining their shares in both Value Trust and Global Trust; (b) selling their Global Trust shares and retaining their Value Trust shares; or (c) selling their Value Trust shares and retaining their Global Trust shares. As a consequence, Value Trust’s common stockholders may more closely align their investment portfolio with their desired exposure to different segments of the market. Of course, if a stockholder sells his or her shares in either Value Trust or Global Trust, the stockholder can be expected to incur brokerage commissions and such sale may constitute a taxable event for the stockholder.

          2.       Shares of common stock of Global Trust will be issued at a much lower transaction cost to investors than is typically the case for a newly-organized closed-end equity fund since there will be no underwriting discounts or commissions. The Transaction will not result in an increase in the aggregate net assets of Value Trust and Global Trust.

          3.       As a globally diversified Fund, Global Trust will afford stockholders the opportunity to seek the capital appreciation opportunities presented by foreign securities exposure. Under normal market circumstances, Global Trust will invest at least 65% of its net assets in equity securities of companies located in at least three countries outside of the United States. Global Trust also has a non-fundamental policy of investing no more than 35% of its net

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assets in securities of companies headquartered in “developing countries.” Of course, as a consequence of its investment policy, Global Trust will be exposed to a greater extent than Value Trust to the risks of foreign investments. Such risks include the fact that many foreign governments do not regulate stock exchanges to the same extent as does the United States government, foreign currency fluctuations could impact the value of assets, and clearance procedures may result in delayed payment when assets are sold.

          The Board of Value Trust determined not to change the non-fundamental investment restrictions of Value Trust in a manner that would transform Value Trust into a global fund because, in their view, many Value Trust investors likely wish to retain their investment in a closed-end fund that invests primarily in U.S. small-cap stocks. Further, the fulcrum fee of Value Trust adjusts according to Value Trust’s performance against the S&P 600 SmallCap Index (the “S&P 600”). If Value Trust were to change its non-fundamental investment policies to allow a substantially greater percentage of its assets to be invested in foreign securities, then the S&P 600 might no longer be an appropriate benchmark upon which to base the performance portion of the fulcrum fee.

          Global Trust has been advised by counsel that the distribution of shares of Global Trust to the common stockholders of Value Trust likely will be a taxable event for Value Trust stockholders to some extent and a taxable event for Value Trust, but only to the extent that the value of Global Trust shares distributed exceeds Value Trust’s cost of such shares. Value Trust does not anticipate recognizing any significant taxable gain on its distribution of Global Trust shares because Value Trust does not expect the value of Global Trust shares to exceed significantly Value Trust’s cost of those shares. Specifically, the value of Global Trust shares will exceed Value Trust’s cost of those shares only to the extent that the value of the short-term

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fixed income instruments and unappreciated equities contributed to Global Trust exceeds Value Trust’s cost of such short-term fixed income instruments and unappreciated equities and no significant excess is expected. Further, the Transaction is not expected to increase significantly the total amount of taxable distributions received by Value Trust common stockholders for the year in which the Transaction is consummated because Value Trust distributes to stockholders each year substantially all of its taxable income and accordingly any taxable income included in the distribution of Global Trust shares would be distributed at some point during the year in any event.

          The Board of Value Trust, including all of the Independent Directors, has considered the tax consequences of the Transaction and believes that the benefits of the Transaction outlined above outweigh any adverse tax consequences to Value Trust and its common stockholders, particularly because such adverse tax consequences are expected to be minimal.

          The costs of organizing Global Trust and effecting the distribution of Global Trust’s shares to Value Trust’s common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, the costs of soliciting Value Trust’s stockholders’ approval of the Transaction, and the costs incurred in connection with this Application, are estimated to be approximately $700,000, and will be borne by the Adviser. Global Trust will incur operating expenses on an ongoing basis, including investment advisory fees and legal, auditing, transfer agency, and custodian expenses that, when aggregated with the fees payable by Value Trust for similar services after the distribution, will likely exceed the fees currently payable by Value Trust for those services. It is not expected that the Transaction will have a significant effect on the annual expenses of Value Trust as a percentage of its assets.

III.	Relief Requested

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          Applicants hereby request an order (i) pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Section 12(d)(1)(A) of the 1940 Act, (ii) pursuant to Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and (iii) pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions.

          A.       Section 12(d)(1)(A)

Section 12(d)(1)(A) of the 1940 Act places limitations on the ability of a registered investment company to acquire the securities of any other investment company and on the ability of any investment company to acquire the securities of a registered investment company. Specifically, the Section provides that:

          It shall be unlawful for any registered investment company (the “acquiring company”) and for any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any other investment company (the “acquired company”) and for any investment company (the “acquiring company”) and any company or companies controlled by such acquiring company to purchase or otherwise acquire any security issued by any registered investment company (the “acquired company”), if the acquiring company and any company or companies controlled by it immediately after such purchase or acquisition own in the aggregate-

(i) More than three per centum of the total outstanding voting stock of the acquired company;
(ii) Securities issued by the acquired company having an aggregate value in excess of five per centum of the value of the total assets of the acquiring company; or

          (iii) Securities issued by the acquired company and all other investment companies (other than treasury stock of the acquiring company) having an aggregate value in excess of 10 per centum of the value of the total assets of the acquiring company.

          The proposed Transaction may be viewed as technically violating the above provisions even though the initial shares held by Value Trust will be Seed Capital Shares and Value Trust will own other shares of common stock of Global Trust for only a momentary period of time. At the time of the purchase of Seed Capital Shares and at the time of the transfer of Value Trust’s assets in return for shares of common stock of

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Global Trust, Value Trust will acquire greater than 3% of the voting stock of Global Trust (Value Trust will acquire 100% of such voting stock) and the value of Value Trust’s holdings of Global Trust common stock will exceed 5% of Value Trust’s Assets for a momentary period. As of June 30, 2011, the $100 million of Global Trust common stock represents approximately 7.3% of Value Trust’s total assets. While there may be some change in the net asset valuation of Value Trust relative to the $100 million Global Trust common stock prior to the Transaction, it is anticipated that it is likely that Value Trust will exceed the permissible limits of Section 12(d)(1)(A) in purchasing Seed Capital Shares and making the above acquisition.

          There is an argument that, notwithstanding the foregoing, the proposed Transaction should be treated as excepted from the restrictions of 12(d)(1) by Subsection (D) thereof. Subsection (D) excepts from those restrictions, among other things, any securities received as a result of a plan of reorganization of any company.4 However, the Transaction does not fall literally within the definition of a “reorganization” under Section 2(a)(33) of the 1940 Act. That Section defines a reorganization as:

(A) a reorganization under the supervision of a court of competent jurisdiction; (B) a merger or consolidation; (C) a sale of 75 per centum or more in value of the assets of a company; (D) a restatement of the capital of a company, or an exchange of securities issued by a company for any of its own outstanding securities; (E) a voluntary dissolution or liquidation of a company; (F) a recapitalization or other procedure or transaction which has for its purpose the alteration, modification, or elimination of any of the rights, preferences, or privileges of any class of securities issued by a company, as provided in its charter or other instrument creating or defining such rights, preferences, and privileges; (G) an exchange of securities issued by a company for outstanding securities issued by another company or companies, preliminary to and for the purposes of effecting or consummating any of the foregoing; or (H) any exchange

[4]

Specifically, Section 12(d)(1)(D) provides that “[T]he provisions of this paragraph (1) shall not apply to a security received as a dividend or as a result of an offer of exchange approved pursuant to section 11 or of a plan of reorganization of any company (other than a plan devised for the purpose of evading the foregoing provisions).”

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          of securities by a company which is not an investment company for securities issued by a registered investment company.

          Exemptive relief is being requested because the exception is not literally applicable to the Transaction.

          B.       Section 17(a)

          Section 17(a)(1) of the 1940 Act makes it unlawful, among other things, for any affiliated person of a registered investment company to sell any securities or other property to the registered company. Section 17(a)(2) of the 1940 Act makes it unlawful, among other things, for such an affiliated person to purchase securities or other property from the registered company.5

          Section 2(a)(3) of the 1940 Act defines an affiliated person of another person to include, among others, “(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; or (C) any person directly or indirectly controlling, controlled by or under common control with, such other person . . .”

          Applicants are concerned that Value Trust may be viewed as an affiliated person of Global Trust since it is anticipated that Value Trust will own 100% of Global Trust’s voting

[5]	As relevant here, Section 17(a) provides that:

          It shall be unlawful for any affiliated person or promoter of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B), or any affiliated person of such a person, promoter, or principal underwriter, acting as principal —

          (1) knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely (A) securities of which the buyer is the issuer, (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or (C) securities deposited with the director of a unit investment trust or periodic payment plan by the depositor thereof;

          (2) knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property (except securities of which the seller is the issuer), . . .

* * * *

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securities until the consummation of the Transaction. Global Trust may similarly be considered an affiliated person of Value Trust since it is anticipated that 100% of Global Trust’s voting securities will be owned by Value Trust. Value Trust and Global Trust may also be viewed as affiliated persons of each other to the extent that they may be deemed to be under the common control of the Adviser.

          Section 17(a) may be considered to prohibit the Transaction because of the above affiliations. That is, in the absence of an exemption under the rules adopted by the Commission under Section 17(a) or an exemptive order, Section 17(a)(1) would prohibit Value Trust’s sale to Global Trust of a portion of Value Trust’s assets and Global Trust’s sale to Value Trust of securities issued by Global Trust.

          C.       Section 17(d) and Rule 17d-1

          Section 17(d) of the 1940 Act and Rule 17d-1 thereunder generally prohibit, among other things, transactions in which a registered investment company and any affiliated person of such a company may be deemed to be acting jointly and as principal.

Section 17(d) of the 1940 Act provides as follows:

It shall be unlawful for any affiliated person of or principal underwriter for a registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B)), or any affiliated person of such a person or principal underwriter, acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person, principal underwriter, or affiliated person, in contravention of such rules and regulations as the Commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant. . . .

Rule 17d-1 provides, among other things, as follows:

(a)       No affiliated person of or principal underwriter for any registered investment company (other than a company of the character described in Section 12(d)(3)(A) and (B) of the Act) and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any

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transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

          As explained above, Global Trust and Value Trust may be viewed as affiliated persons of each other. Applicants request an order pursuant to Rule 17d-1 to the extent that the participation of Applicants in the Transaction may be deemed to constitute a prohibited joint transaction.

IV.	Justification for the Requested Relief

Applicants submit that the requested order would meet all applicable statutory standards. Set forth below is a discussion of each section of the 1940 Act relevant to this Application.

          A.       Section 12(d)(1)

          Applicants are requesting an exemption pursuant to Section 12(d)(1)(J) of the 1940 Act from the provisions of Section 12(d)(1) of the 1940 Act, as described above. Section 12(d)(1)(J) provides that:

          The Commission, by rule or regulation, upon its own motion or by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions from any provision of this subsection, if and to the extent that such exemption is consistent with the public interest and the protection of investors.

          Applicants submit that the requested exemption from Section 12(d)(1) meets the Section 12(d)(1)(J) standards.

          The Transaction is consistent with the public interest in that, as explained above in connection with the description of the proposal, it is intended to result in a benefit to Value

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Trust’s present common stockholders, as well as to future common stockholders of both Value Trust and Global Trust.

          In addition, the Transaction is consistent with investor protection. The provisions of Section 12(d)(1) are based primarily on Congress’ concern that: “(1) there is a danger of control by [a] fund holding company of portfolio companies of underlying mutual funds and, (2) there is a layering of costs to investors in terms of duplication of administrative expenses, sales charges and advisory fees.” H.R. Rep. No. 1381, 91st Cong., 2d Sess. 10 (1970). Section 1(b)(2) of the 1940 Act declares it against the public interest when, among other things, investment companies are “organized, operated or managed, or their portfolio securities are selected, in the interest of…other investment companies…” Section 1(b)(4) similarly declares it against the public interest to unduly concentrate control of investment companies through pyramiding. See also, Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong. 2d. Sess. 311-324 (1966). Applicants submit, however, that none of these harms exist in the present situation.

          There is no danger of control over Global Trust by Value Trust or of a layering of costs to stockholders of Value Trust. Indeed, ownership of Global Trust by Value Trust (other than the Seed Capital Shares) will exist for only an instant. In addition, the Transaction involves no layering of costs to stockholders, since Global Trust will not incur any advisory, administrative, transfer agency, custody or similar fees until after completion of the Transaction. In these respects, the proposed Transaction is of a similar (if not identical) nature to the types of transactions which Congress itself saw fit to except from Section 12(d)(1) through the enactment of Subsection (D) thereof.

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          B.       Section 17(a)

          Applicants are requesting an exemption pursuant to Section 17(b) of the 1940 Act from the provisions of Section 17(a) of the 1940 Act in order to permit Applicants to effect the Transaction. Section 17(b) authorizes the Commission to issue such an exemptive order if three conditions are met:

          (1)       the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

          (2)       the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in the registration statement and reports filed under the 1940 Act; and

          (3)       the proposed transaction is consistent with the general purposes of the 1940 Act. Applicants submit that the Transaction satisfies the above conditions.

          The terms of the Transaction, including the consideration to be paid or received, are fair and reasonable and involve no element of overreaching. The proposed sale by Value Trust of a portion of its assets to Global Trust in exchange for the shares of common stock of Global Trust will be based on the fair value of those assets computed, on the day of the proposed transfer, in the same manner as for purposes of the daily net asset value calculation for Value Trust. As noted above, it is anticipated that such assets will consist largely or exclusively of cash, short-term fixed income instruments and unappreciated equities and thus will pose no issues with respect to valuation. Similarly, Global Trust shares distributed by Value Trust in the Transaction will be valued based on the fair value of Global Trust’s assets. “Value” for those purposes will be determined in accordance with the provisions of Section 2(a)(41) of the 1940 Act and Rule 2a-4 thereunder. Thus, among other things, portfolio securities of Value Trust sold to Global Trust will be valued at market value if market quotations exist with respect to such securities, and for any other securities and assets, value will be determined in good faith by the

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Board of Value Trust. Value Trust undertakes that fair value will be determined separately by a majority of the Independent Directors of Value Trust and Global Trust as set forth in Section 2(a)(19) of the 1940 Act. The operation of the valuation policies of Global Trust with respect to the assets being sold to Global Trust will be identical to the operation of the valuation policies of Value Trust with respect to such securities. In addition, since it is anticipated that the contributed assets will consist largely or exclusively of cash, short-term fixed income instruments and unappreciated equities, it is not expected that material brokerage commissions or other expenses will be incurred as a result of the Transaction.

          The Transaction will be consistent with the stated investment policies of Value Trust and Global Trust as fully disclosed to stockholders of Value Trust and as will be disclosed to stockholders of Global Trust. The distribution of Global Trust shares of common stock will not initially change the position of Value Trust’s stockholders with respect to the underlying investments that they then own; such investments will simply be held through two closed-end diversified management investment companies rather than one. The Proxy Statement/Prospectus of Value Trust and Global Trust is being used to solicit the approval of Value Trust stockholders of the Transaction at a vote to take place following the issuance of the exemptive order sought hereby. Such Proxy Statement/Prospectus will describe the investment goals and policies of Value Trust and of Global Trust, the management of Global Trust, and the terms of the Transaction. Thus, the Transaction, when effected, will be consistent with the prior disclosure provided to Value Trust stockholders regarding Global Trust. Moreover, Value Trust’s stockholders will have the opportunity to vote on the Transaction after having received all material disclosure concerning the Transaction.

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          The Transaction also is consistent with the general purposes of the 1940 Act.

Section 1(b)(2) of the 1940 Act declares it against the public interest when investment companies are “organized, operated, managed or their portfolio securities are selected” in the interest of, among others, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Transaction is being proposed to benefit Value Trust and its stockholders. In this regard there seems to be no greater potential for abuse in the Transaction than in the transactions with “fully-owned subsidiaries” permitted by Rule 17a-3 or the transactions with certain kinds of affiliates permitted by Rule 17a-6. The Transaction also comports with the policies underlying Rule 17a-8 under the 1940 Act, which exempts from Section 17(a) a merger, consolidation, or purchase or sale of substantially all of the assets involving registered companies which may be affiliated persons, or affiliated persons of an affiliated person. As the Commission noted in the release proposing Rule 17a-8:

When a merger involves investment companies which are affiliated persons exclusively by virtue of having a common investment adviser, directors and/or officers, no person who is responsible for evaluating and approving the terms of the transaction on behalf of the various participating investment companies would have a significant personal financial interest in influencing these terms. Nonetheless, the Commission... believes that any such exemptive rulemaking pertaining to such transactions should be conditioned upon the board of directors, including a majority of specified disinterested directors, of each participating investment company making certain determinations to ensure that the interests of the investment companies and their stockholders regarding such a transaction are not compromised. (emphasis added)[6]

The Transaction should be exempted, having met the same conditions as apply to transactions covered by Rule 17a-8. To that end, the Board of each of Value Trust and Global Trust, including a majority of the Independent Directors of each Board, has each determined:

[6]

See Investment Company Act Release No. 10866 (October 3, 1979). In 2002, the Commission amended Rule 17a-8 to permit funds to merge with other affiliated funds without regard to the reason for their affiliation. See Investment Company Act Release No. 25666 (July 18, 2002).

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          (1)       that participation in the Transaction is in the best interests of Value Trust or Global Trust, as applicable; and

          (2)       that the interests of the existing stockholders of Value Trust or Global Trust, as applicable, will not be diluted as a result of its effecting the transactions; and

          (3)       such findings, and the basis upon which the findings were made, will be recorded fully in the minute book of Value Trust or Global Trust, as applicable.

          In making this determination, the Boards of each of Value Trust and Global Trust considered the following factors for their respective Fund: (i) the fees or expenses that will be borne directly or indirectly by the Fund in connection with the Transaction; (ii) the effect of the Transaction on annual Fund operating expenses and stockholder fees and services; (iii) changes in the Fund’s investment objectives, restrictions and policies that will result from the Transaction; (iv) direct and indirect federal income tax consequences of the Transaction to the Fund’s stockholders; (v) the potential benefits to the stockholders of the Fund as a result of the proposed Transaction; (vi) the terms and conditions of the proposed Transaction; (vii) the expenses that are anticipated to be incurred on an ongoing basis by the stockholders of the Fund; (viii) whether stockholders of the Fund will have the same stockholder services or gain the benefit of additional stockholder services, or whether existing services will be scaled back or eliminated as a result of the Transaction; (ix) anticipated asset levels of the Fund and future prospects of the Fund; (x) the identity of the portfolio managers of the Fund; and (xi) alternatives to the Transaction, such as conducting an underwritten initial public offering for a new fund similar to Global Trust or changing the non-fundamental investment restrictions of Value Trust in a manner that would transform it into a global fund.

          Finally, the distribution of the shares of Global Trust presents no greater potential for abuse than other pro rata distributions, which are excluded from Section 17(a) by Rule 17a-5.

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          C.       Section 17(d) and Rule 17d-1

                    1.       Approval of the Transaction Pursuant to Rule 17d-1

          Applicants request that an order be issued pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder. Rule 17d-1(b) provides that in determining whether to grant such an order, the Commission will consider whether the participation of the investment company in the joint transactions “is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.”

          The Board has determined that the Transaction meets the standards for an order pursuant to Rule 17d-1 for much the same reasons as discussed above with respect to the request for exemption from Section 17(a). The Transaction has been proposed in order to benefit the common stockholders of Value Trust as well as Global Trust. In addition, although the advisory fee for Global Trust will be different from Value Trust, and may at times be higher than Value Trust, neither the Adviser nor any other affiliated person of Value Trust or Global Trust will receive additional fees solely as a result of the Transaction. Although it is possible to argue that the creation of Global Trust may benefit the Adviser by providing it with a higher advisory fee in certain circumstances, the Board has determined that such result does not supply a benefit that could not have otherwise been achieved through an initial public offering of a global equity securities fund7 and that such benefit is both marginal and hypothetical in view of the fact that the assets of Value Trust to be contributed to Global Trust pursuant to the Transaction represent only approximately 7.3% of Value Trust’s net assets attributable to common stock and preferred stock prior to the Transaction, as of June 30, 2011, and, as discussed above, the advisory fee paid

[7]	The Global Trust investment advisory fee is consistent with that charged by the Adviser for the open-end international and global funds that it advises.

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by Value Trust under certain circumstances may be higher than that paid by Global Trust. In addition, by creating Global Trust through the Transaction, Value Trust is effectively enabling its common stockholders to receive securities without the costs associated with a public offering. Thus, the participation by Value Trust and Global Trust in the Transaction is on a basis no less advantageous than that of the Adviser. The costs of organizing Global Trust and effecting the distribution of Global Trust’s shares to Value Trust common stockholders, including the fees and expenses of counsel and accountants and printing, listing and registration fees, will be borne by the Adviser. The Adviser will also bear the costs of soliciting Value Trust stockholders’ approval of the Transaction and the costs incurred in connection with this Application. Under such arrangement, the shares of Global Trust will have the same net asset value as the amount of the distribution to the stockholders rather than a net asset value several cents per share less than that amount. The absence of any discrepancy between these amounts in Global Trust’s shares may support the pricing of such shares on the New York Stock Exchange.

          Finally, the Transaction will not place any of Value Trust, Global Trust, or existing stockholders of Value Trust in a position less advantageous than that of any other participant. Value Trust’s assets transferred to Global Trust (and the shares of common stock received in return) will be based on their fair value as computed on the day of the transfer in accordance with the requirements of the 1940 Act and pursuant to valuation procedures adopted by the Board of Value Trust.8 The shares of common stock of Global Trust will be distributed to Value Trust’s common stockholders on the same basis, leaving such stockholders in the same investment

[8]	Net asset value for the Value Trust is, and net asset value for Global Trust will be, calculated on a daily basis.

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posture immediately following the Transaction as before, subject only to changes in market price of the underlying assets subsequent to the Transaction.9

V.	Applicable Precedent

          The Commission has granted relief similar to that sought here to Gabelli Funds, LLC and the closed-end family it advises (the “Gabelli Funds”) on three separate occasions.10 Most recently, on June 28, 2007 The Gabelli Equity Trust Inc. (“Equity Trust”) effected a substantially similar transaction by contributing approximately $70 million of the net assets of Equity Trust to The Gabelli Healthcare and WellnessRX Trust (“Healthcare Trust”) in exchange for common shares of Healthcare Trust, of which Equity Trust owned 100% of the voting securities prior to the consummation of the transaction. Shares of Healthcare Trust were then distributed to stockholders of Equity Trust, as in the current Transaction. Both Equity Trust and Healthcare Trust were non-diversified closed end management investment companies, and each had as their primary investment objective long-term growth of capital. Healthcare Trust and Equity Trust had a common investment adviser, Gabelli Funds, LLC, and overlapping boards.

          Equity Trust, Healthcare Trust and Gabelli Funds, LLC as joint applicants obtained an order under Section 17(b) of the 1940 Act granting an exemption for the distribution from Section 17(a) and pursuant to Section 17(d) and Rule 17d-1 thereunder granting approval of certain potential joint transactions.11 Identical relief was sought and obtained in connection with the two earlier Gabelli Funds transactions.

[9]

The valuation procedures adopted by Global Trust do not differ from those adopted by the Value Trust. The assets under consideration for transfer by Value Trust to Global Trust will be valued in the same manner under either procedures.

[10]

See Investment Company Act Release No. 20502 (August 25, 1994); Investment Company Act Release No. 23840 (May 14, 1999); and Investment Company Act Release No. 27823 (May 22, 2007). The relief sought and the transaction structure proposed by Applicants is similar to that approved in the above cited orders.

[11]	See Investment Company Act Release No. 27823 (May 22, 2007) .

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          There are several differences between the Transaction and each of the three Gabelli Funds transactions, though none that would effect a determination under Section 17(a) or Section 17(d) and Rule 17d-1. In each of the three Gabelli Funds transactions, the legacy company and the new company had the same investment advisory fee while, as discussed above, the investment advisory fee for Value Trust and Global Trust are different. Further, in each of the three Gabelli Funds transactions one of the funds paid the costs relating to the transaction, while in the Transaction the Adviser will pay costs relating to the Transaction. Another difference between the Transaction and the Gabelli Funds transactions is that each newly-formed Gabelli Fund created in each transaction had a fundamental investment policy to concentrate in one or more industries. In the Transaction, the distinction between Value Trust and Global Trust is not by industry concentration, but rather that Value Trust cannot have a greater than 25% exposure to non-U.S. securities whereas Global Trust must have a greater than 65% exposure to non-U.S. securities.

          None of the Gabelli Funds transactions requested an exemption from Section 12(d)(1) of the 1940 Act pursuant to 12(d)(1)(J), presumably because each Gabelli Funds transaction relied on a no-action letter granted to Gabelli Equity Trust on April 1, 1994 from the Office of Chief Counsel of the Commission’s Division of Investment Management stating that it would not recommend enforcement action to the Commission under Section 12(d)(1) if the Equity Trust proceeded with the transaction described therein (the “Gabelli Letter”). Because the facts of the Transaction are not identical to the facts in the Gabelli Letter in that, as discussed above, the investment advisory fee for Value Trust and Global Trust are different, Applicants are not relying on the Gabelli Letter. However, in Sci/Tech Holdings, Inc., et al. 1940 Act Releases Nos. 18390 (November 1, 1991) (notice of application) and 18423 (November 27, 1991)

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(order)(“Sci/Tech”), Sci/Tech requested an exemption from, among other things, Section 12(d)(1) of the 1940 Act pursuant to Section 6(c) of the 1940 Act.12 Sci/Tech involved the transfer by an open-end investment company of a portion of its assets to a newly-formed, wholly-owned registered investment company and the subsequent distribution of the shares of the new company to shareholders of the parent company. As in Sci/Tech, because Value Trust’s ownership of Global Trust (other than Seed Capital Shares) will exist for only a moment of time, there is no danger of control by one fund over another fund or the layering of costs to stockholders.

There are several differences between the Transaction and Sci/Tech, though none that effect a determination under Section 12(d)(1)(J) of the 1940 Act. The purpose of the Sci/Tech transaction was to divide the company into two parts, with each resultant company investing in a specific sector: after the distribution, the legacy company would be primarily invested in the healthcare sector, and the new company would be invested primarily in the technology sector. A further difference is that in Sci/Tech, the advisory fees charged to both the parent company and the new company would not exceed that which was being charged to Sci/Tech before the distribution. Finally, in the Sci/Tech precedent, after the distribution, the shareholders were allowed to exchange shares between the parent company and the new company without incurring any transaction costs, though such an exchange privilege is common in the case of open-end funds.

VI.	Procedural Matters

[12]	The Sci/Tech order was granted pursuant to Section 6(c), but since Section 12(d)(1)(J) became part of the 1940 Act in 1996, Section 12(d)(1) orders are granted pursuant to this provision.

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          Pursuant to Rule 0-2(f) under the 1940 Act, Applicants state that their addresses are as indicated on the cover page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to:

          Frank P. Bruno, Esq.
          Sidley Austin LLP
          787 Seventh Avenue
          New York, New York 10019-6018
          (212) 839-5540

          Applicants desire the Commission to issue an order pursuant to Rule 0-5 under the 1940 Act without conducting a hearing.

          Pursuant to Rule 0-2(c)(1) under the 1940 Act, each of Value Trust, Global Trust, and the Adviser states that under the provisions of its Articles of Incorporation and By-laws or similar documents, responsibility for the management of its affairs and business is vested in its Board. Each of Value Trust, Global Trust and the Adviser represents that the person who signed this Application has been authorized to sign and file this Application in its name and on its behalf. As required under Rule 0-2(c)(1) of the 1940 Act, the following resolutions were adopted by the Board of Value Trust and remain in full force and effect:

RESOLVED, that the proper officers of Royce Value Trust, Inc. (the “Fund”) be, and each of them hereby is, authorized to prepare and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers deem appropriate, an application for an order, and any amendment thereto, pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 12(d)(1)(A) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions to the extent necessary to permit the Fund to contribute a portion of its assets to Royce Global Value Trust, Inc. (“Global Trust”) and subsequently distribute all the shares of Global Trust to the Fund’s common stockholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements, and instruments and to take

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any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

            The following resolutions were adopted by the Board of Global Trust and remain in full force and effect:

RESOLVED, that the proper officers of Royce Global Value Trust, Inc. (the “Fund”) be, and each of them hereby is, authorized to sign and file with the Securities and Exchange Commission (the “SEC”) on behalf of the Fund, as such officers may deem appropriate, an application for an order, and any amendment to that application, pursuant to Section 12(d)(1)(J) of the Investment Company Act of 1940 (the “1940 Act”) granting an exemption from Section 12(d)(1)(A) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) thereof and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 thereunder approving certain transactions, to the extent necessary to permit Royce Value Trust, Inc. (“Value Trust”) to contribute a portion of its assets to the Fund and subsequently distribute all the shares of common stock of the Fund to Value Trust’s common stockholders; and be it further

RESOLVED, that the proper officers of the Fund, with advice of counsel, be, and each of them hereby is, authorized and directed to take any and all such further action to execute any and all documents, agreements and instruments and to take any and all steps deemed by them necessary or desirable to carry out the purpose and intent of the foregoing resolutions.

          The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Application as Exhibits A-1, A-2 and A-3. The proposed notice of the proceeding initiated by the filing of the Application pursuant to Rule 0-2(g) under the 1940 Act is attached to this Application as Exhibit B.

VII.	Conclusion

          On the basis of the foregoing, Applicants respectfully request that the order sought by this Application be issued pursuant to Section 12(d)(1)(J) of the 1940 Act granting an exemption from Section 12(d)(1)(A) thereof, Section 17(b) of the 1940 Act granting an exemption from Section 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act, and Rule 17d-1 thereunder, approving certain transactions. Applicants believe that the terms of the requested

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order are consistent with the standards enumerated in Sections 12(d)(1)(J), 17(b) and 17(d) of the 1940 Act and Rule 17d-1 thereunder.

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Dated: August 15, 2011	ROYCE VALUE TRUST, INC.
	By:	/s/ W. Whitney George
	Name:	W. Whitney George
	Title:	Vice President

ROYCE GLOBAL VALUE TRUST, INC.
	By:	/s/ W. Whitney George
	Name:	W. Whitney George
	Title:	Vice President

ROYCE & ASSOCIATES, LLC
	By:	/s/ W. Whitney George
	Name:	W. Whitney George
	Title:	Vice President

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Exhibit A-1

VERIFICATION

State of New York           )

                                          :ss.:

County of New York       )

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Value Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ W. Whitney George
W. Whitney George

          Subscribed and sworn to before me, undersigned Notary Public, this 15th day of August, 2011.

By:	/s/ Ann M. Dennehy
Ann M. Dennehy

My Commission expires:

[Notary Stamp]

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Exhibit A-2

VERIFICATION

State of New York           )

                                          :ss.:

County of New York       )

The undersigned, being duly sworn, deposes and says that he has duly executed the foregoing attached application for and on behalf of Royce Global Value Trust, Inc., that he is the Vice President of such entity and that all actions by stockholders, directors and other bodies necessary to authorize deponent to execute and file such application have been taken. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ W. Whitney George
W. Whitney George

          Subscribed and sworn to before me, the undersigned Notary Public, this 15th day of August, 2011.

By:	/s/ Ann M. Dennehy
Ann M. Dennehy

My Commission expires:

[Notary Stamp]

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Exhibit A-3

VERIFICATION

State of New York           )

                                          :ss.:

County of New York        )

The undersigned, being duly sworn, deposes and says that he is the Vice President of such entity and that he has duly executed the foregoing attached application for and on behalf of Royce & Associates, LLC pursuant to the general authority vested in him as such officer. The undersigned further states that he is familiar with such application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ W. Whitney George
W. Whitney George

          Subscribed and sworn to before me, the undersigned Notary Public, this 15th day of

August, 2011.

By:	/s/ Ann M. Dennehy
Ann M. Dennehy

My Commission expires:

[Notary Stamp]

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